gmpc Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Company Name:	**Green Mountain Power Corp.**
Form Type:	**8-K**
Reporting Period / Event Date:	**05-23-2006**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act Of 1934

May 23, 2006
Date of Report (Date of earliest event reported)

GREEN MOUNTAIN POWER CORPORATION
(Exact name of registrant as specified in its charter)

VERMONT
(State of other jurisdiction of incorporation)

1-8291   **03-0127430**
(Commission File Number)   (IRS Employer Identification Number)

163 ACORN LANE
COLCHESTER, VT 05446
(Address and zip code of principal executive offices)

(802) 864-5731
(Registrant's telephone number, including area code)

N/A
(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On May 23, 2006, Green Mountain Power Corporation (the "Company") entered into 2006 Officer Deferred Stock Unit Agreements (the "Deferred Stock Unit Agreements") with each of the following officers of the Company: Christopher L. Dutton, President and Chief Executive Officer; Dawn D. Bugbee, Vice President, Chief Financial Officer and Treasurer; Robert J. Griffin, Vice President, Power Supply and Risk Management; Walter S. Oakes, Vice President Field Operations; Mary G. Powell, Senior Vice President and Chief Operating Officer; Donald J. Rendall, Jr., Vice President, General Counsel and Secretary; and Robert E. Rogan, Vice President Public Affairs. Pursuant to the Deferred Stock Unit Agreements, the Company granted Stock Units to each of the above-named officers under the Green Mountain Power Corporation 2004 Stock Incentive Plan in the following amounts:

Christopher L. Dutton	17,719	Stock Units
Dawn D. Bugbee	4,385	Stock Units
Robert J. Griffin	3,403	Stock Units
Walter S. Oakes	2,280	Stock Units
Mary G. Powell	10,350	Stock Units
Donald J. Rendall, Jr.	4,000	Stock Units
Robert E. Rogan	3,333	Stock Units

Each Stock Unit represents the right to receive one share of the Company's Common Stock pursuant to a vesting schedule set forth in the agreements, which provides that one half of the Stock Units vest on May 22, 2007 and the remainder vest on May 22, 2008. The form of 2006 Officer Deferred Stock Unit Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Company's board of directors and its compensation committee authorized the Company to enter into the 2006 Officer Deferred Stock Unit Agreements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description
10.1	Form of 2006 Officer Deferred Stock Unit Agreement, dated May 23, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN MOUNTAIN POWER CORPORATION
(Registrant)

By: /s/ Dawn D. Bugbee   May 23, 2006

Dawn D. Bugbee   Date
Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer

Exhibit	Description
10.1	Form of 2006 Officer Deferred Stock Unit Agreement, dated May 23, 2006

Exhibit 10.1

GREEN MOUNTAIN POWER CORPORATION

2006 OFFICER DEFERRED STOCK UNIT AGREEMENT

THIS AGREEMENT, dated as of the ___ day of May 2006, between GREEN MOUNTAIN POWER CORPORATION, a Vermont corporation (the "Company"), and _____ (the "Participant"), is made pursuant and subject to the provisions of the Green Mountain Power Corporation 2004 Stock Incentive Plan (the "Plan"), a copy of which has been made available to the Participant. All terms used herein that are defined in the Plan have the same meaning given them in the Plan.

1. Award.
      Pursuant to the Plan, the Company, effective as of _____ (the "Date of Grant"), will grant to the Participant, subject to the terms and conditions of the Plan and subject further to the terms and conditions herein set forth, an award of __,___ Stock Units. For purposes of this Agreement and any related Deferral Agreement, a Stock Unit is the right to receive a share of Common Stock based on the terms of this Agreement.

2. Terms and Conditions.
      No Common Stock will be issued, no payment will be made hereunder, and the Participant's interest in the Stock Units granted hereunder shall be forfeited except to the extent that the requirements of the following paragraphs are satisfied.

3. Vesting.
      The Stock Units subject to this Agreement will vest as follows: (i) 50% of the Stock Units will vest on May 22, 2007; and (ii) 50% of the Stock Units will vest on May 22, 2008.

4. Forfeiture.
      The shares of Common Stock subject to this Agreement will be forfeited if the Participant is not an officer of the Company on May 22, 2007 and May 22, 2008. Notwithstanding the immediately preceding sentence, if (i) the Participant is an officer of the Company on May 22, 2007, 50% of the Stock Units will vest on such date and (ii) the shares of Common Stock subject to this Agreement will not be forfeited upon the Participant's retirement from the Company if on the date of such retirement the Participant is entitled to receive benefits, without any actuarial reduction thereof, under the Employees' Retirement Plan of Green Mountain Power Corporation. For purposes of this Section 4, retirement shall mean a Participant's termination of employment with the Company for any reason other than termination for cause.

5. Shareholder Rights.
      The Participant shall not have any rights as a shareholder of the Company with respect to the Stock Units subject to this Agreement until the Stock Units vest and are settled by the issuance of Common Stock.

6. Change in Capital Structure.
      The terms of this Agreement, including the number of Stock Units subject to this Agreement, shall be adjusted as the Committee determines is equitably required in the event the Company effects one or more stock dividends, stock split-sups, subdivisions or consolidations of shares or other similar changes in capitalization.

7. Conflicts.
      In the event of any conflict between the provisions of the Plan as in effect on the Date of Grant and the provisions of this Agreement, the provisions of the Plan shall govern. All references herein to the Plan mean the Plan as in effect on the date hereof.

8. Participant Bound by Plan.
      The Participant hereby acknowledges that a copy of the Plan has been made available to him and agrees to be bound by all the terms and provisions thereof.

9. Binding Effect.
      Subject to the limitations stated above and in the Plan, this Agreement shall be binding upon and inure to the benefit of the legatees, distributees and personal representatives of the Participant and the successors of the Company.

10. Governing Law.
      This Agreement shall be governed by, and interpreted under, the laws of the State of Vermont except its choice of law provisions to the extent that they would require the application of the laws of a State other than the State of Vermont.

* * *

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer and the Participant has signed this Agreement on the date or dates set forth below.

GREEN MOUNTAIN POWER CORPORATION

By:_____

Date:_____

<PARTICIPANT>

By:_____

Date:_____